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FOUNDED 1866

August 6, 2012

VIA EDGAR CORRESPONDENCE

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Kenneth Cole Productions, Inc.
Amendment No. 1 to Schedule 13E-3 filed July 31, 2012
[File No. 005-49181]
Amendment No. 1 to Schedule 14A filed July 31, 2012
[File No. 001-13082]

Dear Mr. Panos,

On behalf of Kenneth Cole Productions, Inc. and, with respect to the Schedule 13E-3, the other filing persons, set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission conveyed in a telephone call on August 3, 2012, with respect to the above referenced Amendment No. 1 to Schedule 13E-3 filed on July 31, 2012 (the “Schedule 13E-3”) and Amendment No. 1 to Preliminary Schedule 14A filed on July 31, 2012.

For your convenience, we have summarized your comments below, followed in each case by our responses.

Schedule 13E-3

Exhibit 99.(c)(4)

Comment 1:	The exhibit includes the following disclaimer: “This report is intended for use solely by members of Kenneth Cole Production’s management, its board of directors and its legal advisors.” Please revise or add an explanation in accordance with Section II.D.1 of the November 14, 2000 Current Issues and Rulemaking Projects Outline.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as  Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Nicholas P. Panos, Senior Special Counsel

Securities and Exchange Commission

Re: Kenneth Cole Productions, Inc. Schedule 13E-3 and Schedule 14A

August 6, 2012

Response:	In response to the Staff’s comment, we have requested that Ernst & Young LLP provide a revised report that deletes the word “solely” from such disclaimer. Ernst & Young LLP has provided such a revised report and it will be attached as Exhibit 99.(c)(4) to an amended Schedule 13E-3 to be filed simultaneously with the definitive proxy statement. A copy of such revised report is enclosed for your convenience. Ernst & Young LLP has expressly consented to the attachment of such revised report to an amended Schedule 13E-3.

Comment 2:	The exhibit contains projections that may include non-GAAP financial measures. Please inform as to such disclosure’s compliance with Regulation G.

Response:	With respect to the projections that are addressed in the Ernst & Young LLP report filed as Exhibit 99.(c)(4) to the Schedule 13E-3 pursuant to Item 1015 of Regulation M-A, we confirm that we have not included a reconciliation of such projections to GAAP (to the extent any part of such projections might not be deemed GAAP compliant) in reliance on paragraph (d) of Rule 100 of Regulation G.

If you have any questions concerning this letter, please call the undersigned at (212) 839-5390.

Very truly yours,

/s/ Joseph W. Armbrust

Joseph W. Armbrust, Esq.
Sidley Austin LLP

cc:	Paul Blum (Kenneth Cole Productions, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)